EXHIBIT 12

BLACK HILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Year Ended December 31,

	2008	2007	2006	2005	2004

Earnings as defined in Regulation S-K –
Income (loss) from continuing operations	$(52,167)	$75,281	$55,262	$49,795	$44,422
Minority interest	130	377	510	277	186
Income tax expense (benefit)	(29,395)	32,427	23,103	26,633	19,713
(Income) loss from equity investee	(4,366)	1,231	(1,653)	(14,325)	386
Income (loss) from continuing operations before
minority interest, earnings from equity investees,
and income taxes	(85,798)	109,316	77,222	62,380	64,707

Fixed charges	59,392	34,520	35,018	28,122	25,210
Amortization of capitalized interest	48	93	63	—	—
Distributed income of equity investees	1,781	3,724	4,304	12,956	3,762

Interest capitalized	(1,318)	(2,323)	(1,571)	—	—
Preference security dividend requirements of
consolidated subsidiaries	—	—	—	(241)	(472)

Earnings as defined	$(25,895)	$145,330	$115,036	$103,217	$93,207

Fixed Charges as defined in Regulation S-K –
Interest expense	$54,123	$25,181	$29,946	$26,607	$24,021
AFUDC interest	2,811	6,415	2,972	694	165
Interest capitalized	1,318	2,323	1,571	—	—
Estimate of interest within rental expense	1,140	601	529	580	552
Fixed Charges as defined	59,392	34,520	35,018	27,881	24,738

Preference security dividend requirements of
consolidated subsidiaries	—	—	—	241	472

Fixed Charges and Preference Security Dividend
as defined	$59,392	$34,520	$35,018	$28,122	$25,210

Ratio of Earnings to Fixed Charges (a)	(0.44)	4.21	3.29	3.70	3.77

Ratio of Earnings to Fixed Charges and
Preference Security Dividend (a)	(0.44)	4.21	3.29	3.67	3.70

______________________________________

(a)	The earnings as defined in 2008 would need to increase $85.3 million for the 2008 ratios to be 1.0.